UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 000-254888

LIBERTY DIVERSIFIED HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

2100 West Orangewood Avenue, Suite 220
Orange, California 92868
(949) 376-4846
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

_________________________
(former name of registrant)

Common Stock, $0.001 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Does the duty to file reports remain? Yes ☐ No ☒

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒	Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)
☐	Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)
☐	Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)
☐	Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6
☐	Rule 12h-3(b)(1)(i)

Approximate number of holders of record as of the certification or notice date:
120 shareholders of record as of April 30, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, LIBERTY DIVERSIFIED HOLDINGS, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: May 3, 2007

BY: /s/ Ronald C. Touchard
Ronald C. Touchard
Chief Executive Officer, Chairman of the Board